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                             MORGAN STANLEY FUNDS
                         1221 AVENUE OF THE AMERICAS
                              NEW YORK, NY 10020

July 7, 2006

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Larry Greene, Division of Investment Management
            Mail Stop 0505

RE: MORGAN STANLEY RETAIL AND INSTITUTIONAL FUNDS

Dear Mr. Greene:

We are writing to you on behalf of each of the Morgan Stanley Retail and Institutional Funds listed on APPENDIX A (collectively, the "Funds") in order to request selective review of certain amendments to each Fund's registration statement on Form N-1A as filed, or to be filed in the future, pursuant to Rule 485(a) under the Securities Act of 1933, as amended.

I. BACKGROUND

As you may know, each Fund filed a preliminary proxy statement on Schedule 14A this past May (on May 19, 2006, for each of the Morgan Stanley Retail Funds, and on May 22, 2006, for each of the Morgan Stanley Institutional Funds). These proxy statements contained proposals relating to: (i) the election of Directors/Trustees to each Fund's board; (ii) the elimination, modification, and reclassification as nonfundamental, of certain of the Funds' fundamental investment policies; and (iii) certain other fund-specific matters. You provided oral comments on these preliminary proxy statements on May 23, 2006, and the Funds responded in writing to your comments shortly thereafter. The Funds then filed definitive proxy materials in early June and are in the process of soliciting shareholders in anticipation of their August 1, 2006 special meetings of shareholders.

As you may also recall, the Funds filed amendments to their registration statements pursuant to Rule 485(a), commencing on October 2004 and continuing through November 2005, in order to comply with certain disclosure rules (E.G., market timing and portfolio holdings disclosures) promulgated by the Securities and Exchange Commission. At that time, each Fund's prospectus and statement of additional information were subject to a comprehensive staff review; despite an oral request for selective review limited to the disclosure added as a result of these rule-making initiatives, the Funds received, and responded to, oral comments from you covering a wide variety of disclosure-related issues.

II. MATTERS FOR SELECTIVE REVIEW

Assuming that the proposals contained in the Funds' definitive proxy materials are approved by shareholders, each Fund anticipates filing an amendment to its registration statement pursuant to Rule 485(a) during the course of the next year on or about the dates set forth on APPENDIX A. Aside from usual and customary "annual update" changes, and certain other non-material disclosure changes which could otherwise be included in a Rule 485(b) filing, the Funds will make only those disclosure changes necessary to reflect and implement the items approved by shareholders in connection with the aforementioned proxy statements. Specifically, their respective registration statements will be updated to

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include changes (insofar as they are approved by shareholders) limited to the following (each of which shall be marked as a change in each Fund's EDGAR submission):

    1) Disclosure regarding the newly elected Directors/Trustees in the form required by Item 12 of Form N-1A will be added to each Fund's statement of additional information.

    2) Each Fund's list of fundamental and non-fundamental investment policies as set forth in its statement of additional information will be revised in the manner described in its proxy materials.

    3) Certain Funds are asking shareholders to eliminate or modify restrictive fundamental policies with respect to purchases of investment company securities and the lending of securities. To the extent that any such Fund intends to engage in these activities or increase its exposure to these activities due to the modification of its fundamental investment policies, such Fund may add or modify related disclosure in its prospectus and/or statement of additional information, as appropriate.

    4) For Morgan Stanley Natural Resource Development Securities, Inc. and Morgan Stanley Financial Services Trust, which are asking shareholders to modify their classification from diversified to non-diversified, disclosure regarding each Fund's status as a ``non-diversified'' fund and associated risks will be added to each Fund's prospectus and/or statement of additional information, as appropriate.

    5) For Morgan Stanley U.S. Government Securities Trust, which is asking shareholders to modify its policy on concentration in order to allow the Fund to purchase agency securities, disclosure regarding the ability to invest in, and the risks of, investing in agency securities will be added to its prospectus and/or statement of additional information.

III. SELECTIVE REVIEW REQUEST

In light of your recent review of each Fund's proxy statement and registration statement, the Funds believe that these upcoming amendments are ideal candidates for selective review pursuant to the guidance set forth in Investment Company Act Release No. 13768 ("IC-13768"). In accordance with IC-13768, we hereby request selective review of each Fund's registration statement limited to the disclosure items discussed under "Matters for Selective Review" above. Selective review would serve to expedite the review process for the Funds as well as use the staff's time more effectively.

Pursuant to the requirements of IC-13768, the Funds will file a copy of this letter with each registration statement amendment made under Rule 485(a). Due to other business, legal and operational realities over the course of the coming year, a Fund may be required to make additional material changes to its registration statement other than those described under "Matters for Selective Review" above. Accordingly, each Fund hereby undertakes to supplement this letter and file such supplemental correspondence with the Commission should an amendment contain any additional material changes.

If you would like to discuss any of this matter in further detail or if you have any questions, please feel free to contact me at (630) 684-6724.

Sincerely,

Elisa Mitchell, Esq.

cc: Richard Pfordte
Frank Donaty

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TABLE OF CONTENTS
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                                                                       EXHIBIT A
MORGAN STANLEY RETAIL FUNDS

FUND                                                                 FILING DATE *
----------------------------------------------------------------     -----------------------
Active Assets California Tax-Free Trust                              August 28, 2006
Active Assets Government Securities Trust                            August 28, 2006
Active Assets Institutional Government Securities Trust              August 28, 2006
Active Assets Institutional Money Trust                              August 28, 2006
Active Assets Money Trust                                            August 28, 2006
Active Assets Tax-Free Trust                                         August 28, 2006
Morgan Stanley Allocator Fund                                        March 28, 2007
Morgan Stanley Balanced Growth Fund(1)                               March 28, 2007
Morgan Stanley California Tax-Free Daily Income Trust                February 28, 2007
Morgan Stanley California Tax-Free Income Fund                       February 28, 2007
Morgan Stanley Capital Opportunities Trust                           January 29, 2007
Morgan Stanley Convertible Securities Trust                          November 28, 2006
Morgan Stanley Developing Growth Securities Trust                    November 28, 2006
Morgan Stanley Dividend Growth Securities Inc.                       April 27, 2007
Morgan Stanley Equally-Weighted S&P 500 Fund                         August 28, 2006
Morgan Stanley European Equity Fund Inc.                             December 28, 2006
Morgan Stanley Financial Services Trust                              July 28, 2006
Morgan Stanley Flexible Income Trust                                 December 28, 2006
Morgan Stanley Focus Growth Fund                                     February 28, 2007
Morgan Stanley Fundamental Value Fund                                November 28, 2006
Morgan Stanley Global Advantage Fund                                 July 28, 2006
Morgan Stanley Global Dividend Growth Securities                     May 28, 2007
Morgan Stanley Health Sciences Trust                                 September 28, 2006
Morgan Stanley High Yield Securities Inc.                            October 27, 2006
Morgan Stanley Income Builder Fund                                   November 28, 2006
Morgan Stanley Income Trust                                          October 27, 2006
Morgan Stanley Information Fund (2)                                  May 28, 2007
Morgan Stanley International Fund,                                   December 28, 2006
Morgan Stanley International SmallCap Fund                           July 28, 2006
Morgan Stanley International Value Equity Fund,                      October 27, 2006
Morgan Stanley Japan Fund                                            July 28, 2006
Morgan Stanley Limited Duration Fund                                 June 29, 2006
Morgan Stanley Limited Term Municipal Trust                          May 28, 2007
Morgan Stanley Liquid Asset Fund Inc.                                October 27, 2006
Morgan Stanley Mid-Cap Value Fund                                    October 27, 2006
Morgan Stanley Mortgage Securities Trust                             December 28, 2006
Morgan Stanley Multi-Asset Class Fund                                November 28, 2006
Morgan Stanley Nasdaq-100IndexFund                                   January 29, 2007
Morgan Stanley Natural Resource Development Securities Inc.          April 27, 2007
Morgan Stanley New York Municipal Money Market Trust                 February 28, 2007
Morgan Stanley New York Tax-Free Income Fund                         February 28, 2007
Morgan Stanley Pacific Growth Fund Inc.                              December 28, 2006
Morgan Stanley Real Estate Fund                                      January 29, 2007
Morgan Stanley S&P 500 Index Fund                                    October 27, 2006
Morgan Stanley Small-Mid Special Value Fund                          June 30, 2006
Morgan Stanley Special Growth Fund                                   April 27, 2007

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TABLE OF CONTENTS
-----------------

Morgan Stanley Special Value Fund                                    September 28, 2006
Morgan Stanley Strategist Fund                                       September 28, 2006
Morgan Stanley Tax-Exempt Securities Trust                           February 28, 2007
Morgan Stanley Tax Free Daily Income Trust                           February 28, 2007
Morgan Stanley Total Market Index Fund                               September 28, 2006
Morgan Stanley Total Return Trust                                    September 28, 2006
Morgan Stanley U.S. Government Money Market Trust                    March 28, 2007
Morgan Stanley U.S. Government Securities Trust                      February 28, 2007
Morgan Stanley Utilities Fund                                        February 28, 2007
Morgan Stanley Value Fund                                            November 28, 2006

MORGAN STANLEY INSTITUTIONAL FUNDS


Fund                                                                 Filing Date *
--------------------------------------------------------------------------------------------
Morgan Stanley Institutional Fund, Inc.                              February 28, 2007
Morgan Stanley Institutional Fund Trust                              November 28, 2006

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*  Represents a projected filing date. The actual filings may be slightly earlier or slightly later than the projected date.

(1) Expected to be renamed Morgan Stanley Balanced Fund

(2) Expected to be renamed Morgan Stanley Technology Fund

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